Securities and Exchange Commission

Washington, DC 20549

FORM N-54C
NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF
1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT
COMPANY ACT OF 1940

        The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:          Community Investment Partners, L.P.

Address of Principal Business Office (No. & Street, City, State, Zip Code):            12555 Manchester Road, St. Louis, MO 63131

Telephone Number (including area code):            (314) 515-2000

File Number under the Securities Exchange Act of 1934:         000-18042

        The company (1) has distributed substantially all of its assets to its securityholders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the county of   St. Louis  and state of    Missouri   on the  27th day of September  , 2001 .

      [SEAL]

Signature: CIP MANAGEMENT, L.P., LLLP, Its Managing General Partner
By:	CIP Management, Inc., Its Managing General Partner
By:	/s/ Daniel A. Burkhardt, President
Daniel A. Burkhardt, President
Attest:	/s/ Marilyn A. Gaffney
Marilyn A. Gaffney Secretary, CIP Management, Inc.